Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 21, 2026

Relating to Preliminary Prospectus dated September 21, 2026

Registration Statement No. 333-298734

This free writing prospectus should be read together with the issuer’s registration statement on Form S-1 (File No. 333-298734) (including the prospectus therein), as amended.

ŌURA Announces Launch of Initial Public Offering

SAN FRANCISCO—Sept. 21, 2026—ŌURA, a leading health intelligence platform and maker of the world’s smallest smart ring, today announced that it has launched its initial public offering of 50,000,000 shares of its common stock. The offering consists of 13,500,000 shares offered by Oura and 36,500,000 shares offered by certain of Oura’s existing stockholders. In addition, the selling stockholders intend to grant the underwriters a 30-day option to purchase up to an additional 7,500,000 shares of common stock at the initial public offering price, less underwriting discounts and commissions. Oura will not receive any proceeds from the sale of its common stock by the selling stockholders. The initial public offering price is expected to be between $40.00 and $44.00 per share.

Oura has applied to list its common stock on the Nasdaq Global Select Market under the ticker symbol “OURA.”

Goldman Sachs & Co. LLC, Morgan Stanley, J.P. Morgan, Allen & Company LLC, and Jefferies are acting as joint lead book-running managers for the proposed offering. BofA Securities, Barclays, and Wells Fargo Securities are acting as joint book-running managers. Citizens Capital Markets, KeyBanc Capital Markets, and Guggenheim Securities are acting as book-running managers. Canaccord Genuity, Needham & Company, Raymond James, Rothschild & Co, Truist Securities, and William Blair are acting as additional book-running managers. Robinhood is acting as a co-manager.

The proposed offering will be made only by means of a prospectus. Copies of the preliminary prospectus, when available, may be obtained from:

•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at Prospectus-ny@ny.email.gs.com;

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, or by email at prospectus@morganstanley.com;

•	J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com;

•	Allen & Company LLC, Attention: Prospectus Department, 711 Fifth Avenue, 9th floor, New York, NY 10022, by telephone at (212) 339-2220, or by email at allenprospectus@allenco.com; or

•	Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com.

A registration statement on Form S-1 relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The S-1 was updated today, September 21, 2026, to reflect that Oura now expects to end fiscal 2026 with approximately 5.7 million Paid Members, representing 96 percent year-over-year growth. This expected growth reflects strong underlying momentum in Oura’s Paid Member base in recent months, driven primarily by strong sales of the Oura Ring 5.

About ŌURA

ŌURA is a health intelligence platform designed to transform how people understand and manage their health in everyday life. Oura’s platform is anchored by Oura Ring, the world’s leading smart ring that empowers you to live healthier, longer. Oura supports millions of members worldwide across sleep, activity, stress, readiness, women’s health, metabolic health, and heart health. Oura Ring is purpose-built to leverage the finger’s unique physiological advantages for photoplethysmography (PPG) measurement, producing a stronger signal than wrist-based wearables. Scientifically validated against medical gold standards, the lightweight Oura Ring tracks 50+ health metrics continuously, empowering both individuals and thousands of research teams, healthcare providers, sports teams, and organizations. Trusted by an ecosystem of more than 1,200 partners, Oura is advancing the future of preventative health with privacy and security at the forefront.

Founded in Finland in 2013, Oura is headquartered in San Francisco with E.U. headquarters in Oulu, Finland.

Oura Ring is not a medical device and is not intended to diagnose, treat, cure, monitor, or prevent medical conditions or illnesses.

Contacts

press@ouraring.com

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to  which this communication relates. This registration statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2133022/000119312526396051/d119865ds1a.htm. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at Prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Allen & Company LLC, Attention: Prospectus Department, 711 Fifth Avenue, 9th floor, New York, NY 10022, by telephone at (212) 339-2220, or by email at allenprospectus@allenco.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com.